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Kimberly M. Copp Direct: (312) 836-4068 Facsimile: (312) 275-7557 E-mail: kcopp@taftlaw.com
In Reference to: F25793-00001

April 29, 2014

Via EDGAR
Mr. Perry Hindin
Special Counsel – Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, DC 20549-3628

Re:
Comment Letter dated April 25, 2014:
NTS Realty Holdings Limited Partnership (the “Company”)
Preliminary Information Statement
Filed April 21, 2014
File No. 1-32389

Schedule 13E-3
Filed April 21, 2014
File No. 5-86291

Dear Mr. Hindin:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter dated April 25, 2014.  We are filing concurrent herewith (i) Amendment No. 2 to Schedule 13E-3 (the “Amended Schedule 13E-3”) which amends the Schedule 13E-3 originally filed with the SEC on March 17, 2014, as amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on April 21, 2014, and (ii) Amendment No. 2 to Preliminary Information Statement (the “Amended Information Statement”) which amends the Preliminary Information Statement on Schedule 14C originally filed with the SEC on March 17, 2014, as amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on April 21, 2014, and are including marked copies highlighting changes made from the previously filed Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Preliminary Information Statement.

The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses underneath each comment.

General

1.	Please update the disclosure to reflect the outcome of the Final Settlement Hearing scheduled on April 24, 2014 and the effect on the final merger consideration per share.

The Company has revised the disclosure throughout the Amended Information Statement to reflect the outcome of the Final Settlement Hearing held on April 24, 2014 and the effect on the final merger consideration per Unit.

2.	Please revise the letter to Limited Partners of NLP and the Notice of Action by Written Consent to include the final per Unit merger consideration.

The Company has revised the disclosure in the letter to Limited Partners of NLP and the Notice of Action by Written Consent to include the final per Unit merger consideration.

3.	We note your response to prior comment 3. However, it does not appear that the amended Schedule 13E-3 lists in the exhibit index table the Centerboard Securities’ opinion dated December 27, 2012.

The Company has reviewed Amendment No. 1 to Schedule 13E-3 filed on April 21, 2014.  While the exhibit index included in such Amendment No. 1 to Schedule 13E-3 listed the materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on December 27, 2012, the Company inadvertently failed to include in such exhibit index Centerboard Securities’ opinion of the same date.  The Company has revised the exhibit index in the Amended Schedule 13E-3 to include Centerboard Securities’ opinion dated December 27, 2012.  The opinion is listed as Exhibit (c)(8) in the Amended Schedule 13E-3.

4.	We note your response to prior comment 4. However, it does not appear that the amended Schedule 13E-3 includes as an exhibit the 2005 report.

When the Company filed Amendment No. 1 to Schedule 13E-3 on April 21, 2014 via EDGAR, the Company also filed the 2005 report as Exhibit 99.(c)(7) to such Schedule 13E-3.  Upon receipt of the above-referenced SEC comment letter dated April 25, 2014 indicating that the 2005 report was not filed as an exhibit to Amendment No. 1 to Schedule 13E-3, the Company contacted the SEC’s EDGAR filer support staff.  According to such support staff, the Company understands that, because of the large file size of the 2005 report, although Amendment No. 1 to Schedule 13E-3 was accepted by the EDGAR filing system, the 2005 report was “rejected” and, unbeknownst to the Company, “stripped” from the filing.  On April 25, 2014, the Company and the SEC’s EDGAR filer support staff worked to resolve the issues concerning the filing of the 2005 report, and, ultimately, it was determined that the Company must re-file the 2005 report.  The 2005 report has been filed as an exhibit to the Amended Schedule 13E-3.

Recommendation of the Board of Directors, page 26

5.
We note your response to prior comment 6. The revised disclosure indicates that in making its determination to reaffirm their recommendation of the Merger Agreement, the independent, non-employee directors relied “primarily” upon the fact that the minimum net payment remained within the ranges of valuations provided in the Centerboard Securities’ February 24, 2014 presentation. Please disclose whether the Board reaffirmed its determination that the transaction was fair to Unaffiliated Holders, and if so, whether it based such reaffirmation on the minimum net payment. In addition, since the term “primarily” suggests other factors were also considered, please disclose any additional material factors to the extent they are not already discussed on pages 26 through 31. Refer to Item 1014(a) and (b) of Regulation M-A.

The Company has revised the disclosure in the Amended Information Statement under the section “SPECIAL FACTORS – Recommendation of the Board of Directors” to provide the requested information.

Opinion of Financial Advisor, page 31

6.
We note your response to prior comment 10. Please advise us what consideration the Company gave to including the summary of 2013 capital expenditures and 2013 occupancy rates at the Company’s properties in the information statement.

The Company determined not to disclose in the Preliminary Information Statement a summary of the Company’s 2013 capital expenditures and 2013 occupancy rates at the Company’s properties because such information is disclosed in the Company’s Annual Report on Form 10-K for the year ending December 31, 2013 (the “Form 10-K”).  The Form 10-K was filed with the SEC on March 14, 2013 and is appended as “Annex D” to the Preliminary Information Statement.  In particular, the average 2013 occupancy rates for each of the Company’s properties is disclosed in the Form 10-K on Page 21.  Additionally, with respect to capital expenditures, on page 81 of the Form 10-K there is a schedule (Schedule III – Real Estate and Accumulated Depreciation) which shows the Company’s cumulative net capitalized costs (i.e., capital expenditures) and depreciation for each of the Company’s properties.  This schedule is included in each Form 10-K Report filed by the Company.  By comparing these Schedules year over year, one could determine the net property capital expenditures made for a particular property in a particular year.

Position of the 13E-3 Filing Persons as to the Fairness of the Merger, page 38

7.	Refer to our comment 5 above and the bullet point on page 38 discussing the financial advisor’s opinion. In reaching their fairness determination, please advise us whether the

13E-3 Filing Persons considered the fact that the minimum net payment merger consideration was below the price referenced in the Centerboard Securities opinion.

The Company has revised the disclosure in the Amended Information Statement under the section “SPECIAL FACTORS – Position of the 13E-3 Filing Persons” to disclose that the 13E-3 Filing Persons considered the fact that the minimum net payment merger consideration was below the price referenced in Centerboard Securities’ opinion.

Primary Benefits and Detriments of the Merger, page 44

8.
We reissue prior comment 5 in part. Please revise the disclosure in this section to disclose the effects of the Rule 13e-3 transaction on unaffiliated and affiliated Unit Holders. The current disclosure describes the primary benefits and detriments of the merger to NLP’s Unitholders (other than the Nichols and Lavin Limited Partners) and to the 13E-3 Filing Persons, Managing GP and NLP. Refer to Item 1013(d) of Regulation M-A.

The Company has revised the disclosure in the Amended Information Statement to disclose the effects of the Rule 13e-3 transaction on unaffiliated and affiliated unitholders.  The revised disclosure is included in the Amended Information Statement under the section “SPECIAL FACTORS – Effects of the Merger – Primary Benefits and Detriments of the Merger.”

We believe that this response addresses the matters raised in your comment letter.  If you have any additional questions or comments, please do not hesitate to contact me.

Very truly yours, TAFT STETTINIUS & HOLLISTER LLP /s/ Kimberly M. Copp